Mail Stop 3561

August 14, 2008

Robert N. Wildrick
Executive Chairman and Chief Executive Officer
Jos. A. Bank Clothiers, Inc.
500 Hanover Pike
Hampstead, MD 21074

       Re: **Jos. A. Bank Clothiers, Inc.**
              Form 10-K for Fiscal Year Ended February 2, 2008
              Filed April 10, 2008
              File No. 000-23874
              Definitive Proxy Statement on Schedule 14A
              Filed May 9, 2008
              File No. 000-23874

Dear Mr. Wildrick:

We have reviewed your filings and have the following comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Compensation Discussion and Analysis, page 16</u>

1.   We note the disclosure on page 16 that one of the objectives of your
        compensation program is to "promote the achievement of key financial
        performance measures by linking cash compensation to the achievement of
        measurable corporate performance goals." We also note the disclosure on page
        17 that "the percentage of base salary which [your CEO] is eligible to receive as
        non-equity incentive compensation at various levels of earnings per share is
        fixed." Finally, we note your reference on page 18 to the "achievement by the
        Company of certain specified earnings per share goals" and your reference on
        page 19 to "the Eligibility Range." It appears that you have not provided
        quantitative disclosure of the terms of the necessary targets that your named
        executive officers had to achieve to earn their compensation in your fiscal year
        2007. In future filings please disclose the specific performance targets used to
        determine compensation, or provide us with a supplemental analysis as to why it
        is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of
        Regulation S-K. The supplemental analysis should be based upon the 2008 proxy
        statement. In addition, please tell us whether your targets for your fiscal year
        2008 are expected to be materially different from those of fiscal year 2007. To
        the extent that it is appropriate to omit specific targets, please advise us of the
        disclosure that you will provide pursuant to Instruction 4 to Item 402(b) of
        Regulation S-K. General statements regarding the level of difficulty, or ease,
        associated with achieving performance goals either corporately or individually are
        not sufficient. In discussing how likely it will be for you to achieve the target
        levels or other factors, provide as much detail as necessary without providing
        information that poses a reasonable risk of competitive harm.

                                        * * * * *

        Please respond to this comment within 10 business days or tell us when you will
provide us with a response. Please furnish a letter that keys your response to our
comment. Please understand that we may have additional comments after reviewing your
response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information

investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Damon Colbert at (202) 551-3581 or me at (202) 551-3795 with any questions.

Sincerely,

John Reynolds
Assistant Director